CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
For the month of April 2007
BANCOLOMBIA S.A.
(Translation of Registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☑	Form 40-F	☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.)

This Report on Form 6-K shall be incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 001-32535).

DECISIONS OF THE BOARD OF DIRECTORS OF BANCOLOMBIA S.A.
Medellín, Colombia, April 24, 2007
At the meeting held on April 23, 2007, the Board of Directors of Bancolombia S.A. (“Bancolombia”) approved the following:
Amendment of the Corporate Governance Code
The Board of Directors approved the amendment of the Corporate Governance Code in order to reflect the changes proscribed in the last amendment of Bancolombia’s by-laws. Accordingly, the following articles shall read as follows:
Chapter III. DIRECTORS AND EXECUTIVE OFFICERS (“Administrators”)
1. Board of Directors
1.1. Election, Composition and Compensation of the Board of Directors.
According to Colombian law and Bancolombia’s by-laws, the Board of Directors shall be elected by the Shareholders at the General Shareholders Meeting. The Board of Directors shall consist of nine members named first, second, third, fourth, fifth, sixth, seventh, eighth and ninth according to their order of election.
The electoral quotient (“Cuociente Electoral”) system and all other provisions contained in the by-laws shall be applied to the election of the members of the Board of Directors or of any other body, pursuant the applicable commercial law .
The members of the Board of Directors (hereinafter the “Directors”) shall serve for a 2-year term, but shall remain in office until their successors have been elected and approved by the Superintendency of Finance, unless otherwise removed or disqualified.
The Directors may be reelected and freely removed at the General Shareholders’ Meeting even before the expiration of their respective terms.
In order to set the Directors’ compensation, the Shareholders at the General Shareholders’ Meeting shall consider the number and quality of the Directors as well as their responsibilities and time required to perform their duties, in a manner that the compensation properly reflects the contribution that the Bank expects from its Directors.
Chapter III. DIRECTORS AND EXECUTIVE OFFICERS (“Administrators”)
1. Board of Directors
1.3. Main Responsibilities of the Board of Directors
e. Ethics
Finally, the Board of Directors is entrusted with the promotion of an ethical behavior in the Bank pursuant to the principles contained in the Ethics Code, the appropriate use of the corporate assets, and adequate related-party transactions. The Board of Directors will include in the Ethics Code the creation and existence of an Ethics Committee and will regulate its activities.

Chapter III. DIRECTORS AND EXECUTIVE OFFICERS (“Administrators”)
1. Board of Directors
1.4. Criteria for the Selection of Directors
a. General Principles
The Directors shall be elected pursuant to the same criteria. To the extent possible, each Director should have a professional skill in accordance with the Bank’s business. Each Director shall have sufficient time to comply with his/her obligations as a Director.
Chapter III. DIRECTORS AND EXECUTIVE OFFICERS (“Administrators”)
1. Board of Directors
1.4. Criteria for the Selection of Directors
e. Independence
The administration of the Bank shall recommend to the Shareholders to prepare lists for the designation of Directors that include a number of independent Directors equal to at least 25% of the total number of Directors or the applicable legal minimum in force.
Independent Directors shall be considered those who comply with the independence standards set forth in Colombian Law 964 of 2005, as amended.
In addition, in accordance with applicable law, the Board of Directors may not be formed by a number of members who work for the Bank and who may, by themselves, constitute the necessary majority to adopt any decision.
Terms and conditions of issuance of Preferred Shares
The Board of Directors determined the terms and conditions of the issuance of preferred shares that had been approved by the Shareholders in the General Shareholders’ Meeting held on March 1, 2007. The terms of the issuance will be submitted to the Superintendency of Finance for review.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: April 24, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance